FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

February 2, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX intercepts 50 feet of 0.1212% Mo, 100 feet of 0.0712% Mo at Gold Hill molybdenum/copper/gold project in Alaska.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has now received all assays from a ten hole diamond drill program (7,664 feet) completed at the Gold Hill molybdenum/copper/gold project in Alaska during 2008.

The 2008 drill program at Gold Hill followed up on a five hole drill program MAX conducted in 2007 that intersected significant molybdenum mineralization over long intervals starting at surface and ending in mineralization at depth in four of the holes.

Complete results from MAX’s 2008 drill program are as follows:

Drill Hole

From

Thickness

Mo%

Cu%

DDH-08-1

0-605 feet

605 feet

0.026%

including

190-350 feet

160 feet

0.043%

0-1020 feet

1020 feet

0.04%

including

500-815 feet

315 feet

0.064%

DDH-08-2

0-500 feet

500 feet

0.013%

0-650 feet

650 feet

0.039%

including

0-300 feet

300 feet

0.059%

DDH-08-3

0-575 feet

575 feet

0.013%

Including

300-450 feet

150 feet

0.021%

0-550 feet

550 feet

0.042%

DH-08-4

0-500 feet

500 feet

0.0027%

0-485 feet

485 feet

0.037%

DDH-08-5

0-670 feet

670 feet

0.03219%

Including

385-560 feet

185 feet

0.0533%

0-670 feet

670 feet

0.0425%

Drill Hole

From

Thickness

Mo%

Cu%

DDH-08-6

0-1000 feet

1000 feet

0.0429%

Including

150-250 feet

 100 feet

0.0712%

750-850 feet

 100 feet

0.058%

0-850 feet

850 feet

0.0266%

DDH-08-7

15-525 feet

510 feet

0.0506%

0-675 feet

675 feet

0.0124%

DDH-08-8

0-900 feet

900 feet

0.0316%

Including

850-900 feet

 50 feet

0.1212%

600-925 feet

325 feet

0.0365%

DDH-08-09

0-100 feet

100 feet

0.0233%

0-100 feet

100 feet

0.009%

DDH-08-10

0-240 feet

240 feet

0.0306%

0-200 feet

200 feet

0.0199%

The 2008 drill program conducted at Gold Hill has expanded the identified mineralized system to the north and northeast and lead to a better understanding of the mineralized system. It has also drilled through overburden, showing that molybdenum mineralization previously not observed at the surface exists under Gold Hill. The system appears to continue to depth and to the north and northeast.  Drill holes 08-05,06,07,08 and 10 show the vector of mineralization.  Targets still exist in large areas between drill holes and at depth beneath current drilling.  A map showing the 2007 and 2008 drill site locations at Gold Hill is now available on our web site at www.maxresource.com.

Highlights from MAX’s 2007 drill program included:

DH-07-01 - 250 feet of 0.048% Mo

DH-07-03 - 1000 feet of 0.0348% Mo (including 45 feet of 0.108% Mo)

DH-07-04 - 250 feet of 0.03618% Mo

DH-07-05 - 352 feet of 0.04236% Mo

MAX’s 2007 drill program was testing a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering an exposed outcrop area of at least 700 by 800 meters.   Drilling in 2008 showed that mineralization continued under covered areas that did not contain a molybdenum geochemistry signature. Prior drilling by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd.) at Gold Hill in the 1970’s never tested the significant magnetic anomaly that coincides with the mineralization or the surrounding sedimentary rocks.

Gold targets outlined by previous exploration (including drilling conducted by MAX in 2004) were not tested during the 2007 or 2008 exploration seasons.  These include four additional zones and structures identified by MAX in 2004, including a major structure with approximately one meter of mineralization grading 14.4 g/t gold and 0.18% copper, and a sheeted zone where values of 7.9 g/t gold and 1.1% copper were found in the fractures.  These areas are now being considered for further exploration in 2009.

The Gold Hill property comprises 8,520 acres located approximately 212 miles north northeast of Anchorage and is accessible to within five air miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

MAX can earn up top a 90% interest in the Gold Hill Claims from GCO Minerals Company by completing US$2.25 Million in exploration work by December 31, 2011.   MAX is ahead of schedule with respect to this work obligation, having now spent in excess of US$2.1 Million on exploration at Gold Hill, with no further work exploration now required until 2011.

QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan. The assays contained both blanks and standards for quality checking.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines. Check samples of selected drill holes were sent to both Skyline Assays labs in Tucson, Arizona and at American Assay labs in Reno, Nevada to check for continuity.

QP (Qualified Person): Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is a qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Alaska, Nevada and British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  February 27, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director